

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 14, 2012

Via E-mail
Glenn MacInnes
Chief Financial Officer
Webster Financial Corporation
145 Bank Street
Waterbury, Connecticut 06702

> **Re:** **Webster Financial Corporation**
> **Form 10-K for the period ended December 31, 2011**
> **Filed February 29, 2012**
> **File No. 001-31486**

Dear Mr. MacInnes:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

December 31, 2011 Form 10-K

Asset Quality - Allowance for Loan and Lease Losses Methodology, page 64

1. We note your current MD&A disclosure focuses on restating your credit quality metrics and your allowance for loan loss methodology as opposed to discussing the underlying credit quality trends and bridging the gap from these trends to the provision for loan losses recorded during the period and the allowance for loan losses recorded at period end. Please revise future filings to include such a discussion. For example, for your specific reserves, detail any trends regarding the value of collateral supporting your loans or trends regarding the number of loans assessed as impaired. For your general reserve, discuss trends in historical losses incorporated in your methodology and trends observed

in specific qualitative factors. Specifically, discuss how you considered the relatively large amount of charge-off's recorded during recent years and how they were incorporated into and impacted your general reserve calculations.

2. We note your disclosure that you provide for <u>potential</u> losses inherent within the loan portfolio. This appears inconsistent with your policy as disclosed on page 75 and elsewhere that you provide for <u>probable</u> losses inherent in your loan portfolio. Please revise future filings to reconcile this apparent inconsistency. If true, clearly confirm that your methodologies are applied based on the policy stated in your disclosure on page 75. Additional information is available in Section II.P.1 of the Current Accounting and Disclosure Issues in the Division of Corporation Finance Outline dated November 30, 2006 available on the SEC's web-site.

Financial Statements

Note 1: Summary of Significant Accounting Policies - Troubled Debt Restructurings, page 92

3. We note your disclosure that impaired and TDR classification may be removed if a loan meets certain conditions. Please tell us and revise future filings to clarify how you measure credit impairment on loans that were previously classified as TDRs. If you do not measure credit impairment for these loans using the guidance in ASC 310-10-35, please tell us why and tell us the impact on your financial statements at December 31, 2011 and March 31, 2012 if you measured credit impairment for these loans using this guidance.

Note 21: Commitments and Contingencies – Litigation Reserves, page 156

4. We note you recorded a $22.5 million charge in 2010 and a $9.5 million credit in 2011 related to litigation. We also note your disclosure that the outcome of a particular matter may be material to the Company's operating results for a particular period. Please tell us and revise future filings to disclose:

   a. the amount or range of reasonably possible losses in addition to amounts accrued, or

   b. that reasonably possible losses cannot be estimated, or

   c. that any reasonably possible losses in addition to amounts accrued is not material to your financial statements.

   Refer to ASC 450-20-50 for guidance.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Volley at 202-551-3437 or me at 202-551-3423 with any questions.

Sincerely,

/s/ Amit Pande

Amit Pande
Accounting Branch Chief